Exhibit 99.1

Amira Nature Foods Ltd Hires Brian M. Speck as Chief Financial Officer

DUBAI, United Arab Emirates,  (June 3, 2019) (BUSINESS WIRE) -- Amira Nature Foods Ltd (the "Company")  (NYSE: ANFI), a global provider of packaged specialty rice, today announced the hiring of Brian M. Speck as Chief Financial Officer. The Company continues to focus on the international growth of its brands and as such, continues to take steps to Westernize its corporate finance and executive team.

Karan A. Chanana, Amira’s Chairman, commented, “Brian Speck is an excellent addition to our team, bringing his extensive financial and consumer industry background to the Company. We believe his many years of U.S. public company accounting experience will assist Amira in Westernizing our finance department as we focus on the international growth of our brands.”

“I am excited to join the Company at a pivotal time in its history and helping it realize its international growth strategy,” Mr. Speck said. “After spending nearly two decades in various accounting roles, I look forward to bringing my experience to assist Amira’s efforts to grow its brands outside of India.”

Since March 2018, Mr. Speck has been the Chief Financial Officer of Surge Holdings, Inc., a provider of a suite of financial and telecommunications services which are primarily marketed through small retail establishments which are utilized by members of its target market.   Since October 2013, Mr. Speck has also been Director of Financial Reporting for Brio Financial Group, which the Company recently announced would be assisting the Company in its ongoing financial reporting. In his capacity at Brio, Mr. Speck consults various private and public companies in financial reporting, internal control development and evaluation, budgeting and forecasting. Prior to joining Brio, from 2011 to 2013, he was an audit supervisor at Wiss & Company. In that capacity, he was involved in the firm’s accounting and tax practice with industry focuses in manufacturing, wholesalers, construction contractors and professional service firms. Mr. Speck received a Master of Science in Accounting from Kean University.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a global provider of packaged specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Germany, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Wendy Eguez

The Amira Group

+447340071854

wendy.eguez@theamiragroup.com